Exhibit 99.1

Cellect Biotechnology Announces Shareholder Approval of Strategic Merger with Quoin Pharmaceuticals

Tel Aviv - September 27, 2021 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”), announced shareholders voted to approve the previously announced strategic merger agreement with privately-held Quoin Pharmaceuticals, a specialty pharmaceutical company focused on rare and orphan diseases, and all other proposals presented at the Special General Meeting of shareholders held on September 26, 2021, including the sale of the Company’s subsidiary, Cellect Biotherapeutics Ltd, to EnCellX Inc. , a privately held company based in San Diego, CA.

Approximately 99% of the votes cast on the strategic merger agreement at the Special General Meeting voted in favor of approving the proposal. The Company has filed the results of the Special General Meeting, as tabulated by an independent inspector of election, in a Current Report on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”).

Subject to the satisfaction or waiver of all other closing conditions, the strategic merger is expected to close in October, 2021. The Agreement and Plan of Merger and Reorganization has been amended by the parties therein to extend the Outside Date thereunder from September 30, 2021 to November 1, 2021. The Amended and Restated Share Transfer Agreement has also been amended to extend the outside closing date of the share transfer to November 1, 2021. Following the completion of the strategic merger, Cellect will be renamed Quoin Pharmaceuticals, Ltd., and will trade on the Nasdaq Capital Market under the symbol “QNRX”.

The sale of the intellectual property (IP) to EnCellX will be concurrent with the closing of the strategic merger with Quoin Pharmaceuticals, allowing for the seamless development of ApoGraft and continuation of the Phase 1/2 clinical trial being performed at Washington University for patients with hematological malignancies who are undergoing a haploidentical Bone Marrow Transplantation (BMT).

On September 21, 2021, the Company received a notice of non-compliance from Nasdaq Stock Market, LLC (“Nasdaq”). The notice states that the Company no longer complies with Nasdaq Rule 5550(b)(1) (the “Listing Rule”) for continued listing. Based on the Company’s reported financial results for the six-month period ended June 30, 2021, the Company does not meet the requirement of the Listing Rule to maintain a minimum stockholders’ equity of $2,500,000. In addition, as of September 20, 2021, the Company does not meet the Listing Rule’s alternatives for continued listing based on market value of listed securities or net income from continuing operations. The Company intends to submit a plan to regain compliance to Nasdaq by November 5, 2021.

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About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of cell-based therapies.

The Company’s technology is expected to provide researchers, clinical community, and pharma companies with the tools to rapidly isolate specific cells in quantity and quality allowing cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s expectations regarding timing of the commencement of its planned U.S. clinical trial and its plan to reduce operating costs. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products; and the Company’s ability to pursue any strategic transaction or that any transaction, if pursued, will be completed. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31,2020 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Yaron Ben-Oz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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